# Canaccord Genuity LLC
## Notes to Consolidated Financial Statements

## March 31, 2021

### 1. Organization and Nature of Operations

On March 15, 2018, Canaccord Genuity Inc. was converted into a limited liability company and renamed Canaccord Genuity LLC (the "Company"). Pursuant to the Limited Liability Company Agreement, Canaccord Adams (Delaware) Inc. (the "Parent" or "CADI"), is the sole member of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). CADI is a wholly owned subsidiary of Collins Stewart Inc. ("CSI"), which is a wholly owned subsidiary of Canaccord Adams Financial Group Inc. ("CAFGI"), which is a wholly owned subsidiary of Canaccord Genuity Group Inc. ("CGGI"), a publicly traded company based in Vancouver, British Columbia.

The Company has an employee benefit trust, a special purpose entity ("SPE"), to fulfill obligations to employees arising from the Company's share-based payment plans. The employee benefit trust has been consolidated in accordance with the required accounting treatment since its activities are conducted on behalf of the Company, and the Company retains the majority of the benefits and risks of the employee benefit trust.

The Company provides corporate finance and underwriting services, financial advisory services, including services in respect of mergers and acquisitions, and brokerage activities consisting primarily of institutional sales of domestic and foreign securities and equity options, trading and equity research to its customers, and market making of equity and fixed income securities.

As a non-clearing broker, customer transactions are cleared on a fully disclosed basis primarily through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("ML") and Pershing LLC ("Pershing") which are registered clearing broker-dealers. Certain trades in foreign securities are cleared and settled pursuant to operating agreements with Canaccord Genuity Corp., an affiliated Canadian broker-dealer, Canaccord Genuity Limited, an affiliated UK broker-dealer, and Canaccord Genuity (Australia) Limited, an affiliated Australian broker-dealer.

## 2. Significant Accounting Policies

### Basis of Financial Information

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Such estimates include the valuation of certain securities, accrued expenses including expenses in connection with investment banking transactions and forfeiture estimates in respect of share-based compensation.

### Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than 90 days, and which are not held for sale in the ordinary course of business.

### Deposits with Clearing Organizations and Others

Cash is kept on deposit with various clearing organizations, and represents the minimum balance required to be maintained in order to utilize such clearing services. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing agent if the minimum cash balance on deposit was not maintained.

### Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are stated at fair value.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices.

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

## 2. Significant Accounting Policies (continued)

**Foreign Currency Translation**

Assets and liabilities denominated in foreign currencies are translated to United States dollars at year-end rates of exchange. Gains and losses from foreign currency-denominated transactions are included in the statement of income in other expenses at the rate of exchange in effect at the time of the transaction.

**Fixed Assets**

Fixed assets include furniture, fixtures, equipment, software, and leasehold improvements. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Prepaid and other assets**

Prepaid assets consist of payments for invoiced assets for which the period of usage has not yet occurred. These prepaid assets will be amortized over the period covered by the invoice.

**Treasury Stock**

These consolidated financial statements include the financial statements of the Company and an employee benefit trust that is considered a Variable Interest Entity ("VIE") of the Company. On consolidation, the Company's own equity instruments in CGGI stock that are reacquired (treasury stock) are recognized at cost and deducted from equity. Shares held in the employee benefit trust were acquired by the trust in order to meet obligations in connection with the awards made pursuant to the Company's long-term incentive plan. No gain or loss is recognized in the statement of operations related to the purchase of CGGI's shares. Any difference between the carrying amount and consideration is recognized in Member's Equity on the Consolidated Statement of Financial Condition. Voting rights related to treasury shares are nullified for the Company and no dividends are paid on such shares.

**Commission Revenue**

Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, including trade execution, clearing, and settlement.

Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the

**2. Significant Accounting Policies (continued)**

trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from

the customer. The Company's share of any commission revenue received by affiliates listed in Note 1, is paid to the Company through inter-company transfers settled on a periodic basis.

**Investment Banking Revenue**

Investment banking revenue and equity selling concessions are recorded at the time underwriting or financing transactions are completed, and the applicable revenue recognition criteria have been satisfied. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Investment banking revenue also includes fees earned from providing mergers and acquisitions, and other financial advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Investment banking revenue earned by the Company and received by an affiliate is paid to the Company through inter-company transfers settled on a periodic basis.

**Principal Transactions, net**

Gains and losses from proprietary securities transactions and market making activities, and the related revenues and expenses, are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at fair value with unrealized gains and losses reflected in current operations. Fair value is generally based on published market prices, quoted prices from dealers, recent market transactions, or on such other information and valuation methods as may be reasonable in the circumstances. In certain circumstances, the Company has determined that the fair value of securities where price transparency is limited or not available is nil.

**Leases**

At the commencement of a lease, the liability to make lease payments and an asset representing the right to use the underlying asset during the lease term is recognized. The right of use assets and lease liabilities are recognized based on the present value of future minimum lease payments over the lease term.

**2. Significant Accounting Policies (continued)**

**Share-Based Compensation**

The Company follows FASB ASC Topic 718, "Compensation—Stock Compensation" ("ASC Topic 718"), to account for its stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the consolidated financial statements using a fair value-based method. Grants are made pursuant to the company's Long-term Incentive Plan ("LTIP"). The fair value of these awards is determined at the date of the grant based upon the

quoted market price of CGGI. For certain LTIP awards, the fair value of awards granted to employees is expensed in the period in which those awards are deemed to be earned. This period is generally the fiscal period in which the awards are either made or the immediately preceding fiscal year for those awards made after the end of such fiscal year but were determined and earned in respect of that fiscal year. Typically, these awards vest ratably over a three-year vesting period. So long as the employee does not violate certain post-termination restrictions and is not engaged in certain competitive or soliciting activities as provided in the Plan these awards will continue to vest during the vesting period. For all other awards, typically new hire awards or retention awards, vesting is directly subject to continued employment and therefore these awards are subject to a continuing service requirement. The fair value of these awards is expensed over the vesting period as compensation expense on a graded amortization basis.

There are no performance conditions attached to the LTIP awards.

**Development Costs**

Development costs include certain costs incurred in respect of new employees, placement, and other recruiting costs.

**Income Taxes**

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable. Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

**3. Fair Value Measurement**

The fair value hierarchy prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

**3. Fair Value Measurement (continued)**

market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The measurement of fair value is based upon a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The

three levels of the fair value hierarchy, and its applicability to the Company's investments, are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date of identical, unrestricted assets.

Level 2 – Quoted prices for markets that are not active, or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset and reflect management's own assumptions to determine fair value.

The following table is a summary of the levels used, as of March 31, 2021, in valuing the Company's securities owned and securities sold, not yet purchased, carried at fair value on a recurring basis:

**3. Fair Value Measurement (continued)**

| | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs | Balance as of 03/31/2020 |
|---|---|---|---|---|
| | (Level 1) | (Level 2) | (Level 3) | |
| **Assets:** | | | | |
| Corporate equities | 13,786,044 | 28,818,686 | - | 42,604,730 |
| U.S. government securities | 3 | - | - | 3 |
| Other sovereign government obligations | - | 123,222 | - | 123,222 |
| Corporate and other debt | - | 11,867,307 | - | 11,867,307 |
| Total | 13,786,047 | 40,809,215 | - | 54,595,262 |
| | | | | |
| **Liabilities:** | | | | |
| Corporate equities | 17,699,853 | 10,720,198 | - | 28,420,051 |
| Other sovereign government obligations | - | 91,964 | - | 91,964 |
| Corporate and other debt | - | 10,149,678 | - | 10,149,678 |
| Total | 17,699,853 | 20,961,840 | - | 38,661,693 |

A description of the valuation techniques applied to the Company's major categories of trading assets and liabilities measured at fair value follows.

## Corporate equities

- **Exchange-traded equity securities –** Securities traded on domestic and international exchanges are stated at the last reported sales price on the valuation date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy.

  **Over–The-Counter (OTC) equity securities** – This includes securities traded on various bulletin board-based trading platforms such as the OTC Bulletin Board (OTCBB) and OTC Link. The OTC Bulletin Board (OTCBB) is an electronic quotation system that displays real-time quotes, last sales prices, and volume information for many over-the-counter securities that are not listed on a national securities exchange. Similarly, OTC Link is an electronic inter-dealer quotation system that displays quotes from broker-dealers for many

## 3. Fair Value Measurement (continued)

over-the-counter (OTC) securities. Market makers such as the Company and other broker-dealers that buy and sell OTC securities can use the electronic trading platforms to publish their bid and ask quotation prices. Except for some foreign issuers, the companies quoted on OTC Link may be closely held, small and/or thinly traded. Most of these issuers do not

meet the minimum listing requirements for trading on a national securities exchange, such as the New York Stock Exchange or the Nasdaq Stock Market.

OTC securities are generally valued based on quoted prices from market makers or composite quote providers such as bulletin boards. They are categorized in Level 2 of the fair value hierarchy. For securities which are categorized in Level 2 of the fair value hierarchy, in certain cases, the Company also applies an adjustment for lack of liquidity or an adjustment for lack of price transparency to arrive at fair value from a market participant's perspective.

The Company has an insignificant amount of OTC equity securities which have not traded for a significant period of time and are valued on a basis as determined by the Company to be the best estimate of the fair value utilizing assumptions and estimates made with reference to historical market quotes and prices appropriate for such securities. Where there is no price transparency for an extended period of time (generally more than 90 days) and where there is uncertainty about fair value from a market participant's perspective and where an estimate cannot be made, the Company has determined that the fair value of such securities is nil.

**Corporate and other debt**

- **Corporate bonds** – The fair value of corporate bonds is determined using recently executed transactions and market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

- **U.S. Government securities** – Comprised of U.S. Treasury securities valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

- **Foreign Government Bonds** – The fair value of foreign government bonds is determined using recently executed transactions and market price quotations. Foreign government bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where

### 3. Fair Value Measurement (continued)

prices, spreads or any of the other key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

During the year-ended March 31, 2021, the Company had no transfers of securities instruments owned and securities sold, not yet purchased amongst Levels 1, 2, and 3 of the valuation hierarchy.

### 4. Risk Management

Trading activities expose the Company to market, credit and operational risks as described below. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by executive management as part of its oversight role.

- Defined risk management policies and procedures supported by an established analytical framework.

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

**Market Risk**

- Equity price risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices.

- The company sells financial instruments that it does not currently own described as securities not yet purchased. The Company is obligated to purchase such financial instruments at a future date and will incur a loss if the purchase price of such financial instruments increases above the fair value as recorded at March 31, 2021.

- Currency risk arises from the possibility that changes in foreign currency exchange rates will result in losses.

**4. Risk Management (continued)**

- Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of financial instruments held by the Company.

**Credit Risk**

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure and continually assessing the creditworthiness of counterparties.

**Operational Risk**

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events such as the occurrence of disasters or security threats. Operational risk exists in all the Company's activities, including processes, systems and controls used to manage other risks. Failure to manage operational risk can result in financial loss, reputational damage, regulatory fines and failure to manage market, credit or other risks.

The Company operates in different markets and relies on its employees and systems to process a high number of transactions. In order to mitigate this risk, the Company has developed a system of internal controls and checks and balances at appropriate levels, which includes overnight trade reconciliation, control procedures related to clearing and settlement, transaction and daily value limits within all trading applications, cash controls, physical security, independent review procedures, documentation standards, billing and collection procedures, and authorization and processing controls for transactions and accounts. The Company also has disaster recovery procedures, business continuity plans and built-in redundancies in the event of a systems or technological failure. In addition, the Company utilizes third party service agreements where appropriate.

## Pandemic Risk

The global pandemic related to an outbreak of COVID-19 has cast additional uncertainty on the assumptions used by management in making its judgements and estimates. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of

## 4. Risk Management (continued)

the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Given that the full extent of the impact that COVID-19, including government and/or regulatory responses to the outbreak, will have on the global economy and the Company's business is uncertain and not predictable at this time, there is a higher level of uncertainty with respect to management's judgments and estimates.

## 5. Receivables from Clearing Organizations

Amounts receivable from clearing organizations represent amounts due to the Company from clearing and settlement services provided to the Company in connection with normal transactions involving commissions earned and the trading of securities.

## 6. Other Receivables and Accounts Payable and Accruals

Amounts include $15,982,487 of unsettled transactions involving foreign securities which are cleared and settled pursuant to operating agreements with affiliated foreign broker-dealers (see Note 1). With respect to such transactions, the Company is exempt from SEC Rule 15c3-3 under subparagraphs (k)(2)(i) and k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and in certain cases clears through another broker-dealer on a fully disclosed basis. (See Note 16).

## 7. Fixed Assets

At March 31, 2021, fixed assets were comprised of the following:

| | | |
|---|---|---:|
| Leasehold improvements | $ | 2,746,555 |
| Furniture and fixtures | | 477,764 |
| Equipment | | 825,104 |
| | | 4,049,423 |
| Less: Accumulated depreciation | | (2,006,524) |
| | $ | 2,042,899 |

## 8. Income Taxes

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax returns filed by CADI and CAFGI as applicable.  Prior to its conversion to a limited liability company on March 15, 2018, the Company was included in the income tax returns of its U.S. based holding company, CAFGI.

As a result of the Company's conversion to an LLC, characterized as a disregarded entity for income tax purposes, its deferred tax items transferred to its sole member, CADI, upon such conversion.  As the Company had a full valuation allowance against its deferred tax assets at the time of its conversion, the transfer of the deferred tax items to its sole member had no impact on the Company's tax expense.

In preparing tax returns, the Company is required to interpret complex tax laws and regulations, and utilize income and cost allocation methods, to determine taxable income.  On an ongoing basis, the Company may be subject to examinations by federal, state, and local government taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods.  Due to the nature of the examination process, it generally takes several years before these examinations are completed, and matters resolved. Income tax returns for the taxation years ended March 31, 2018, 2019, and 2020 are considered to be open for examination by federal and state taxing authorities.

**9. VIE**

The assets and liabilities of the Company's deferred compensation plan are held in a rabbi trust which is considered a VIE of the Company. The Company is considered the primary beneficiary of the rabbi trust because the Company directs the activities of the trust and can use the assets of the trust to satisfy the liabilities of the Company's deferred compensation plan. Accordingly, the assets and liabilities of the rabbi trust are consolidated with the financial statements of the Company. At March 31, 2021, Member's equity on the Company's consolidated Statement of Financial Condition was reduced by $24,438,972, representing the obligations of the Company in connection with the deferred compensation plan. The liability represents awards in respect of shares of CGGI to satisfy awards made under the LTIP granted by the Company. These shares are held by the trustee of the rabbi trust.

**10. Employee Benefit and Stock-Based Incentive Compensation Plans**

The Company has a stock-based compensation program in which participating employees are entitled to receive shares in CGGI which generally vest over a period of three years (the "RSUs").

**10. Employee Benefit and Stock-Based Incentive Compensation Plans  (continued)**

This program is referred to as the Long- Term Incentive Plan (the "LTIP" or the "Plan"). The fair value of these awards is determined at the date of the grant based upon the quoted market price of CGGI. Participating employees receive common shares of CGGI at the time of vesting.   The Company accounts for these awards as equity-settled transactions.   As described in note 1 to these consolidated financial statements the Company has established an employee benefit trust (the Trust). The Company funds the Trust with cash which is used by the trustee to purchase common shares on the open market that will be held in the Trust until the RSUs vest.

 The Company estimates the number of equity instruments that will ultimately vest when calculating the expense attributable to equity-settled transactions. No expense is recognized for awards that do not ultimately vest.

During the year ended March 31, 2021, under the terms of the LTIP, the Company granted stock awards for 2,820,494 shares of CGGI stock, with a total fair value of $13,071,041 at the date of grant with a weighted average fair value of $4.63 per share.   The Trust purchased 2,099,767 shares during the year ended March 31, 2021 for $12,750,000.

|  | Number of shares |
|---|---|
| Unvested awards outstanding, March 31, 2021 | 5,798,693 |
| Granted | 2,820,494 |
| Vested | (3,099,924) |
| Forfeitures | (121,264) |
| **Unvested awards outstanding, March 31, 2021** | **5,397,999** |

|                                                      | Number of shares |
| ---------------------------------------------------- | ---------------- |
| Common shares held by the Trust, March 31, 2021      | 5,823,168        |
| Acquired                                             | 2,099,767        |
| Released on vesting                                  | (3,112,768)      |
| **Common shares held by the Trust, March 31, 2021**  | **4,810,167**    |

As of March 31, 2021, the Company had an investment of $24,438,972 in CGGI shares which were purchased by the Trust and which have not yet vested.

## 10. Employee Benefit and Stock-Based Incentive Compensation Plans  (continued)

The remaining amortization expense associated with LTIP awards granted with a continued employment requirement as of March 31, 2021 is as follows:

| Fiscal 2022 | $  | 770,127 |
| ----------- | -- | ------- |
| Fiscal 2023 |    | 186,268 |
| Fiscal 2024 |    | 5,833   |
| Total       | $  | 962,228 |

At March 31, 2021, the Company held 22,410 shares of CGGI stock, resulting from shares that were previously awarded to employees and purchased to satisfy such awards.  In certain cases, the vesting terms for such awards were not satisfied and, accordingly, the awards were then forfeited by such employees. The fair value of these shares, $113,835 is included in securities owned, in the statement of financial condition.  It is expected that these shares will be returned to CGGI in consideration for the fair value of such shares.

## 11. Development Costs

Development costs include costs associated with hiring incentives incurred in respect of new employees including the amortization of stock-based awards and forgivable loans, cash payments made to new employees in connection with commencement of employment, and recruitment and placement fees less amounts charged to discretionary incentive compensation accruals.

For the year ended March 31, 2021 development costs incurred were $342,900 and were in respect of recruitment and placement fees.

## 12. Commitments and Contingencies

### Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Office space leases are subject to escalation clauses covering operating expenses and real estate taxes. Future minimum aggregate annual rental commitments under these non-cancelable operating leases for the years ending March 31 are as follows:

|  | Minimum Annual Rental Payments |
|---|---|
| 2022 | $ 6,042,696 |
| 2023 | 6,075,522 |
| 2024 | 5,877,130 |
| 2025 | 3,581,955 |
| 2026 | 540,998 |
| Thereafter | 555,230 |
| Total | $ 22,673,531 |

### Underwriting

In the normal course of business, the Company enters into underwriting commitments. At March 31, 2021, the Company did not have any open underwriting commitments.

### Litigation proceedings claims and contingent liabilities

In the normal course of business as a broker-dealer, the Company is involved in litigation, claims and threatened claims arising in the normal course of the securities business. The Company has

recorded provisions for matters where payments for such matters are considered probable and can be reasonably estimated. While the outcome of these matters is uncertain, in the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

## 12. Commitments and Contingencies continued)

The Company and its affiliates provide financial advisory, underwriting and other services to, and trade the securities of issuers that are involved with new and emerging industries, including the US cannabis industry. Activities within such industries, including the US cannabis industry, typically have not had the benefit of a history of successful operating results.  In addition to the economic uncertainties associated with new industries, new activities and new issuers, the laws applicable to such industries or activities, particularly the US cannabis industry and the activities of issuers in that industry, and the effect or enforcement of such laws are undetermined, conflicting and uncertain. With respect to the US cannabis industry, cannabis continues to be a controlled substance under the United States Controlled Substances Act and as such, there is a risk that certain issuers, while in compliance with applicable state law, may be prosecuted under federal law. Accordingly, the Company has adopted policies and procedures reasonably designed to ensure compliance with the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act") and the guidance issued by the United States Department of the Treasury Financial Crimes Enforcement Network, FIN-2014-G001 (the "FinCEN Guidance") relating to providing financial services to marijuana related businesses in the United States (as that term is used in the FinCEN Guidance). While the Company takes steps to identify the risks associated with emerging industries, including the US cannabis industry, and only provides services to those issuers where it determines that there is no material risk to the Company or where any risk is unlikely to result in a material adverse consequence to the Company, there is a risk that the Company could be the subject of third party proceedings which may have a material adverse effect on the financial position of the Company.  The Company has determined that any such proceedings are unlikely and, accordingly, has not recorded a provision in respect of such matters.

The Company clears its customers' transactions through ML and Pershing.  In addition, the Company has entered into operating agreements with its affiliates, Canaccord Genuity Corp., in order to conduct DVP/RVP brokerage business involving Canadian securities, Canaccord Genuity Limited in order to conduct DVP/RVP brokerage business involving European securities and Canaccord Genuity (Australia) Limited in order to conduct DVP/RVP brokerage business involving Australian securities. In connection with these agreements, the Company may be required to indemnify these broker dealers if losses are incurred that are deemed to be the fault of either the Company or one of its customers. The Company does not have a history of incurring material losses related to the clearing of customer transactions and, as such, has not recorded a provision in respect of such guarantee or potential liability. However, while material losses due to the clearing of customer transactions is considered remote by the Company, the possibility exists that such losses may occur; therefore, the Company closely monitors all customer clearing activities.

## 12. Commitments and Contingencies continued)

As of March 31, 2021, the Company has provided a standby bank letter of credit issued by The Bank of America N.A., in the aggregate amount of $2,316,302 as a guarantee for certain office space lease obligations. The Company has secured this letter of credit by providing cash collateral to the lender in the amount of $2,316,302. This amount is recorded as restricted cash on the consolidated statement of financial condition.

## 13. Related Party Transactions

The Company's Parent holds certain office space leases in its own name and provides such facilities to the Company at cost.

During the year an affiliate of the Company, Canaccord Genuity Petsky Prunier LLC ("CGPP"), acquired the business and assets of Petsky Prunier LLC, a mergers and acquisitions advisory firm based in New York. In connection with that transaction the employees of Petsky Prunier LLC became employees of the Company

In the normal course of business, the Company executes securities transactions and has other transactions with affiliated entities. As of March 31, 2021, the Company had balances with affiliates as follows:

|  | Assets | Liabilities |
|---|---|---|
| Due from Affiliate, CAFGI | $ 18,969,852 | |
| Due from Affiliate, CGPP | $11,537,515 | |
| Due from Other US Affiliates | $306,446 | |
| Due from other affiliates | $3,021,272 | |
| Due from Parent, CADI | | $ 24,480,074 |
| Due to CG Limited (UK) | | $ 228,107 |
| Due to other affiliates | | $ 3,704,311 |
| Subordinated debt (note 15) | | $ 27,000,000 |

Due from other affiliates consists primarily of reimbursements due from affiliates for invoices paid on their behalf. Due to other affiliates consists primarily of reimbursements due to affiliates for invoices paid on behalf of the Company.

CGLLC has provided employee loans totaling $641,009 which are at prevailing interest rates and is shown on the consolidated statement of financial condition under Notes receivable from employees. The interest income associated with these loans is $8,298.

## 13. Related Party Transactions (continued)

The Company receives administrative services from certain affiliates for certain services which include services related to information technology, legal and finance. For the year-ended March

31, 2021, included in Other Expenses on the statement of operations is an expense of $3,378,709 for these services.

Balances due from/to other affiliates are generally settled by the transfer of cash on a periodic basis.

In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity LLC, Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited (Note 16) the Company has recorded unsettled transactions in the amount of $15,982,487 on the consolidated statement of financial condition.

## 14. Subordinated Debt

The Company has subordinated debt with its Parent, CADI, consisting of a $27,000,000 subordinated loan, pursuant to a subordination agreement, with a maturity date of May 31, 2022. The subordinated borrowing bears interest at 10% per annum.

The lender has agreed to subordinate its right of collection of principal and claims to all creditors of the Company prior to the expiration of its note. The subordinated loan has been approved by FINRA and is thus available for computing regulatory net capital under the SEC uniform net capital rule (Note 14). To the extent that this loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

## 15. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, and $1,000,000.

At March 31, 2021, the Company had net capital of $71,305,184 which was $70,305,184 in excess of the required net capital of $1,000,000.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and the rules and requirements of other regulatory bodies.

## 15. Net Capital Requirements and Other Regulatory Matters (continued)

Pursuant to SEC Rule 15c3-3, brokers and dealers that hold cash and securities on behalf of customers are required to maintain cash balances at financial institutions that are specifically reserved for customers when the customer-related credit balances exceed the customer-related debit balances. As an introducing broker with trades on behalf of customers cleared on a fully disclosed basis, the Company does not hold any customer assets, and, in accordance with Rule

15c3-3(k)(2)(ii), the Company is exempt from Rule 15c3-3. In connection with foreign trades by the Company on behalf of customers which are settled on a DVP/RVP basis pursuant to the operating agreement with Canaccord Genuity Corp., Canaccord Genuity (Australia) Limited and Canaccord Genuity Limited, the Company is exempt from Rule 15c3-3 pursuant to 15c3-3(k)(2)(i).

## 16. Subsequent Events

In preparing the statement of financial condition, the Company has evaluated the impact of all events and transactions for potential recognition or disclosure through May 27, 2021, the date that the Company's statement of financial condition was available to be issued. On April 8, 2021, the Company paid $30.0 million of dividends that were declared on March 31, 2021 to its parent company CADI. The Company has determined that there were no other subsequent events requiring recognition or disclosure in the statement of financial condition.